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                                           Filed by HMT Technology Corporation
                                           Pursuant to Rule 425 under the
                                           Securities Act of 1933 and Deemed
                                           filed Pursuant to Rule 14a-12 under
                                           the Securities and Exchange Act of
                                           1934. Subject Company:
                                           HMT Technology Corporation
                                           Commission File No. 000-27586

In our ongoing effort to keep employees informed of the status of the merger between HMT & Komag, I would like to take this opportunity to advise you of the latest events:

On August 16, 2000, HMT & Komag filed a Joint Proxy Statement/Prospectus with the Securities and Exchange Commission. This Joint Proxy Statement/Prospectus is expected to be mailed to all stockholders on or about August 21, 2000. The Joint Proxy Statement/Prospectus provides detailed information concerning HMT, Komag, The Merger, The Merger Agreement and the Proposals related to the merger. In connection with the merger, both HMT & Komag will hold special meetings of their respective stockholders on September 20, 2000 at 9:00 a.m. at our facilities to approve the merger.

In addition to informing you of these events, I am pleased to announce that upon the completion of the merger, which is expected to be before the end of September, all full-time, regular employees will be eligible to participate in a new "Retention Incentive Plan". To be eligible, you must be on active status as a full-time, regular employee on date of payment. This "Retention Incentive Plan" will pay one additional week of pay, at your current rate of pay, subject to regular tax withholdings, each quarter through December 31, 2000. Payments will be made approximately thirty days after the end of the quarter, beginning with the end of the 3rd quarter.

This communication contains forward-looking statements that involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the consummation of the contemplated merger, including the risk that required regulatory clearances or stockholder approval might not be obtained in a timely manner or at all. In addition, statements in this press release relating to the expected benefits of the contemplated merger are subject to risks relating to the timing and successful completion of technology and product development efforts, integration of the technologies and businesses of Komag and HMT, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by Komag and HMT, with the Securities and Exchange Commission.

Additional Information and Where to Find It

Komag has filed a Registration Statement on SEC Form S-4 in connection with the merger, and Komag and HMT expect to mail a Joint Proxy Statement/Prospectus to stockholders of Komag and HMT containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Komag, HMT, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from HMT by directing a request through the Investor Relations portion of the website at http://www.hmtt.com or by mail to HMT Technology Corporation, 1055 Page Avenue, Fremont, CA 94538, attention: Investor Relations, telephone: (510) 490-3100.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Komag and HMT file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Komag or HMT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Komag's and HMT's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

HMT will be, and certain other persons named below may be, soliciting proxies from HMT stockholders in favor of the adoption of the merger agreement. The directors and executive officers of HMT and the directors and executive officers of Komag may be deemed to be participants in HMT's solicitation of proxies.

The directors and executive officers of HMT have interests in the merger, some of which may differ from, or may be in addition to, those of HMT's stockholders generally. Those interests are described in more detail in the Joint Proxy Statement/Prospectus.